Press Release

InBev nv/sa

[redacted]007 - 1/2

07020637

SUPPL

InBev announces AmBev's commencement of the voluntary offer to purchase any and all outstanding shares of its subsidiary Quilmes Industrial (Quinsa), Société Anonyme ("Quinsa")

InBev (Euronext: INB) today announced that the *Commission de Surveillance du Secteur Financier* (the "CSSF") in Luxembourg has approved the offer document (the "Offer Document") in relation to the voluntary offer by AmBev to purchase up to 6,872,480 Class A shares and up to 8,661,207 Class B shares (including Class B shares held as American Depositary Shares ("ADSs")) of its subsidiary Quinsa, which represent the outstanding Class A shares and Class B shares (and Class B shares held as ADSs) that are not owned by AmBev or its subsidiaries.

The offer will be made by Beverage Associates Holding Ltd. ("BAH"), a Bahamian corporation and a wholly-owned subsidiary of AmBev.

The purchase price will be U.S.$3.35 per Class A share, U.S.$33.53 per Class B share (U.S.$67.07 per ADS), net to the seller in cash (less any amounts withheld under applicable tax laws), without interest, which corresponds to the same price per share paid by AmBev to Beverage Associates (BAC) Corp. ("BAC"), on August 8, 2006, in a negotiated transaction for the acquisition of BAC's controlling interest in Quinsa.

The offer is scheduled to expire at 5:00 p.m. New York City time (11:00 p.m. Luxembourg time), on Wednesday, February 28, 2007, unless extended or reopened (such date and time, as they may be extended or reopened, the "Expiration Date") or earlier terminated in accordance with applicable law. Settlement of the offer is expected to occur promptly following the Expiration Date (and in no case later than five (5) days after the Expiration Date).

Further details of the modalities of the offer can be found in AmBev's corresponding press release available today at: www.ambev-ir.com.

AmBev intends, as soon as practicable following the consummation of the offer, to acquire the remaining Class A shares and Class B shares (and Class B shares held as ADSs) pursuant to the squeeze-out right under Article 15 of the Luxembourg takeover law on the same terms and conditions of the offer. Following consummation of the offer and the exercise of the squeeze-out right, AmBev intends to cause Quinsa to apply to delist all ADSs from the New York Stock Exchange (including the remaining non-tendered ADSs) and all Class A shares and Class B shares from the Luxembourg Stock Exchange (including the remaining non-tendered Class A shares and Class B shares), to terminate Quinsa's ADS facility and the registration of the Class B shares under the Securities Exchange Act of 1934.

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Disclaimers

No communication or information relating to the proposed offer for the Class A shares and Class B shares of Quinsa (including Class B shares held as ADSs) not already held by AmBev's subsidiaries may be distributed to the public in any jurisdiction in which a registration or approval requirement applies other than the United States of America or Luxembourg. No action has been (or will be) taken in any jurisdiction where such action would be required outside of the United States of America and Luxembourg in order to permit a public offer. The

offer and the acceptance of the offer may be subject to legal restrictions in certain jurisdictions. Neither AmBev nor BAH assume responsibility for any violation of such restrictions by any person.

About InBev

InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer by volume. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted external growth, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, Brahma®, Beck's®, *Leffe*® and Skol® - the third-largest selling beer brand in the world. InBev employs some 85 000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2005, InBev realized 11.7 billion euro of revenue.
For further information visit www.InBev.com

Contact information

Marianne Amssoms
Vice President External Communications
Tel: +32-16-27-67-11
Fax: +32-16-50-67-11
E-mail: marianne.amssoms@inbev.com

Philip Ludwig
Vice President Investor Relations
Tel: +32-16-27-62-43
Fax: +32-16-50-62-43
E-mail: philip.ludwig@inbev.com